Exhibit 21.1

List of Subsidiaries of ILUS

Name of Subsidiary	Jurisdiction of Subsidiary
Bull Head Products Inc.	Tennessee, USA
Georgia Fire and Rescue Supply LLC	Georgia, USA
Firebug Mechanical Equipment LLC	U.A.E.
Bright Concept Detection and Protection System LLC	U.A.E.
Emergency Response Technologies, Inc	Delaware, USA
The Vehicle Converters LLC	U.A.E.
E-Raptor Technologies Inc	Delaware, USA
Replay Solutions	U.A.E.
Quality Industrial Corp.	Nevada, USA
Samsara Luggage Inc.	Nevada, USA
Al Shola Al Modea Gas Distribution LLC	U.A.E.